

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2020

Stephanie M. Risk-McElroy
President and Chairman of the Board
George Risk Industries, Inc.
802 South Elm St.
Kimball, Nebraska 69145

   Re: George Risk Industries, Inc.
        Form 10-K for the Fiscal Year Ended April 30, 2019
        Filed August 13, 2019
        File No. 000-05378

Dear Ms. Risk-McElroy:

   We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing